Exhibit 99.10

CONSENT OF EXPERT

The undersigned, on his or her own behalf and on behalf of JJ Metallurgical Services Inc., hereby consents to the use of my name, the name of JJ Metallurgical Services Inc. and references to, excerpts from, and summaries of the Technical Report titled “Carangas Project: NI 43-101 Technical Report and Preliminary Economic Assessment, Oruro, Bolivia” (effective date July 16, 2026), which is included in, or incorporated by reference into, the Annual Report on Form 40-F of New Pacific Metals Corp. for the year ended June 30, 2026 being filed with the United States Securities and Exchange Commission (the “SEC”) and the Registration Statement on Form F-10 (Registration No. 333-290324) of New Pacific Metals Corp. filed with the SEC.

Dated: September 23, 2026

\s\ “Jingxing Ji”
Jingxing Ji, P.Eng.